UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2013

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public-held Company with Authorized Capital

Taxpayer ID (“CNPJ/MF”) # 90.400.888/0001-42

Company Registry Number (“NIRE”) # 35.300.332.067

ERRATUM

ORDINARY AND EXTRAORDINARY SHAREHOLDERS MEETING

CALL NOTICE

The shareholders of Banco Santander (Brasil) S.A. (the “Company”) are hereby invited, pursuant to article 124 of Law 6,404/76, for the Ordinary and Extraordinary Shareholders Meeting (“OESM”) to be held on April29th, 2013, at 4:00 p.m., at the Auditorium of the Company’s main place of business, at Avenida Presidente Juscelino Kubitschek, nº 2235 – 1st mezzanine – Vila Olimpia - São Paulo/SP, to resolve on the following Agenda:

ORDINARY SHAREHOLDERS MEETING:

(a) To take the management accounts, examining, discussing and voting the Company’s Financial Statements related to the fiscal year ended on December 31, 2012, together with the Management Report, the balance sheet, other parts of the financial statements, external auditors’ opinion and the Audit Committee Report;

(b) To decide on the destination of the net profit of the fiscal year of 2012 and the distribution of dividends;

(c) To elect the members of the Board of Directors of the Company for a new term of office; and

(d) To fix the annual overall consideration of the Company´s management and members of Audit Committee.

EXTRAORDINARY SHAREHOLDERS MEETING:

(a) To decide on the amendment of the term of payment of dividends and interest on capital related specifically to the year of 2013, to not more than one hundred and eighty (180) days counted from its declaration by the Company’s Board of Directors and in any circumstances within this fiscal year, according to the Board of Directors´ proposal in the meeting held on February 27th, 2013; and

(b) To approve the Long-Term Incentive Plan relative to fiscal year 2013.

General Instructions:

1. Pursuant to Brazilian Securities & Exchange Commission (“CVM”) Instruction # 165/91, as amended by CVM  Instruction # 282/98, the minimum percentage of voting shares necessary to request the multiple voting process in order to elect members of the Board of Directors is five per cent (5%);

2. Company´s shareholders or their legal representatives shall attend the OESM carrying their properly identification documents. In the event the shareholder is represented by an attorney, the shareholders shall deposit at the Company´s main place of business (address indicated below), at least seventy two (72) hours before OESM the power of attorney duly granted as required by law; and

[Free English Translation]

3. The documents relating to the matters to be examined and discussed in the OESM are available for the shareholders (i) at the Company´s main place of business, at Avenida Presidente Juscelino Kubitschek, nº 2041 and 2235 - Bloco A - Vila Olímpia – São Paulo – SP, 9th floor – Corporate Legal Department, where they can be consulted in business days, from 10:00 a.m. to 4:00 p.m., and also on its websites (www.ri.santander.com.br in Corporate Governance >> Minutes o Management Meetings and www.santander.com.br/acionistas in Download Center); (ii) at Brazilian Securities & Exchange Commission, at Rua Sete de Setembro, 111, 5o floor Consultation Center, Rio de Janeiro/RJ or at Rua Cincinato Braga, 340, 2o to 4o floors, Ed. Delta Plaza, São Paulo/SP and on its website (www.cvm.gov.br) and (iii) at BM&F Bovespa S.A. – Securities, Commodities and Futures Exchange, at Rua XV de Novembro, 275 – São Paulo/SP and on its website (www.bovespa.com.br).

São Paulo, March 28, 2013.

Celso Clemente Giacometti

Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: March 29, 2013

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer